Exhibit 99.7

Financial Statements

In order to reflect additional disclosures in accordance with U.S. Securities and Exchange Commission requirement for transitional disclosure, we are re-issuing in an updated format the presentation of our historical financial statements in accordance with the provisions of Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”).

These financial statements reflect additional disclosures in segment reporting for all periods presented. All other items of Saxon Capital Inc.’s Form 10-K for the year ended December 31, 2003 remain unchanged. This reclassification has no effect on our previously reported net income or net income per share.

INDEX TO FINANCIAL STATEMENTS

Page
Independent Auditors’ Report	F-1
Consolidated Balance Sheets as of December 31, 2003 and December 31, 2002	F-2

Consolidated Statements of Operations for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.), for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-3

Consolidated Statements of Shareholders’ Equity for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.) for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-4

Consolidated Statements of Cash Flows for the years ended December 31, 2003 and 2002 (Saxon Capital, Inc.) for the period July 6, 2001 to December 31, 2001 (Saxon Capital, Inc.), and for the period January 1, 2001 to July 5, 2001 (SCI Services, Inc.)

F-5
Notes to Consolidated Financial Statements	F-6

i

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of

Saxon Capital, Inc.

Glen Allen, Virginia

We have audited the accompanying consolidated balance sheets of Saxon Capital, Inc. and subsidiaries (the “Company”) (“Successor”) as of December 31, 2003 and 2002, and the related consolidated statements of operations, shareholders’ equity, and cash flows for the Company and SCI Services, Inc. and subsidiaries (“Predecessor”) for the years ended December 31, 2003 and 2002 (Successor), the period from July 6, 2001 through December 31, 2001 (Successor), and the period from January 1, 2001 through July 5, 2001 (Predecessor). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002 (Successor), the period from July 6, 2001 through December 31, 2001 (Successor), and the period from January 1, 2001 through July 5, 2001 (Predecessor), in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Richmond, Virginia

March 10, 2004

Saxon Capital, Inc.

Consolidated Balance Sheets

(Dollars in thousands, except for share data)

	December 31, 2003	December 31, 2002
Assets:
Cash	$5,245	$8,098
Accrued interest receivable	54,080	38,630
Trustee receivable	74,614	44,128
Mortgage loan portfolio	4,723,416	3,612,473
Allowance for loan loss	(43,369)	(40,227)

Net mortgage loan portfolio	4,680,047	3,572,246
Restricted cash	1,257	301,435
Servicing related advances	98,588	102,558
Mortgage servicing rights, net	41,255	24,971
Deferred tax asset	—	17,588
Real estate owned	23,787	14,563
Other assets	79,959	38,945

Total assets	$5,058,832	$4,163,162

Liabilities and shareholders’ equity:
Liabilities:
Accrued interest payable	$8,602	$7,431
Warehouse financing	427,969	474,442
Securitization financing	4,237,375	3,347,251
Note payable	25,000	25,000
Deferred tax liability	907	—
Other liabilities	13,933	22,692

Total liabilities	4,713,786	3,876,816

Commitments and contingencies – Note 23	—	—
Shareholders’ equity:
Common stock, $0.01 par value per share, 100,000,000 shares authorized; shares issued and outstanding: 28,661,757 as of December 31, 2003 and 28,235,781 as of December 31, 2002	287	282
Additional paid-in capital	264,030	259,267
Other comprehensive (loss) income, net of tax of $(3,500) and $3,649	(5,497)	5,707
Retained earnings	86,226	21,090

Total shareholders’ equity	345,046	286,346

Total liabilities and shareholders’ equity	$5,058,832	$4,163,162

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(Dollars in thousands, except for share data)

	Saxon Capital, Inc.			SCI Services, Inc. (predecessor)
	For the Year Ended December 31,		For the Period July 6, to December 31,	For the Period January 1, to July 5,
	2003	2002	2001	2001
Revenues:
Interest income	$333,064	$226,399	$50,964	$15,331
Interest expense	(123,303)	(87,068)	(23,457)	(11,524)

Net interest income	209,761	139,331	27,507	3,807
Provision for mortgage loan losses	(33,027)	(28,117)	(11,861)	(8,423)

Net interest income after provision for mortgage loan losses	176,734	111,214	15,646	(4,616)
Servicing income, net of amortization and impairment	32,134	22,924	11,577	16,670
Gain on sale of mortgage assets	2,533	365	—	32,892

Total net revenues	211,401	134,503	27,223	44,946
Expenses:
Payroll and related expenses	(55,251)	(50,437)	(19,531)	(25,220)
General and administrative expenses	(48,886)	(38,425)	(15,662)	(16,684)
Depreciation	(3,880)	(1,903)	(503)	(3,736)
Impairment of assets, net	—	—	—	(7,301)
Impairment of goodwill	—	—	—	(44,963)
Other (expense) income	(1,739)	472	(1,771)	1,842

Total operating expenses	(109,756)	(90,293)	(37,467)	(96,062)
Income (loss) before taxes	101,645	44,210	(10,244)	(51,116)
Income tax expense (benefit)	36,509	16,833	(3,957)	(21,609)

Net income (loss)	$65,136	$27,377	$(6,287)	$(29,507)

Earnings per common share: (1)
Average common shares – basic	28,518,128	28,103,695	28,050,100	28,050,100
Average common shares – diluted	30,116,305	29,165,184	28,050,100	28,050,100
Basic earnings per common share	$2.28	$0.97	$(0.22)	$(1.05)
Diluted earnings per common share	$2.16	$0.94	$(0.22)	$(1.05)

(1)	Earnings per common share for the periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding for all periods presented.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statement of Shareholders’ Equity

(Dollars in thousands, except share data)

	Common Shares Outstanding	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
SCI Services, Inc. (predecessor)
Balance at January 1, 2001	—	$—	$294,113	$—	$49,424	$343,537
Net loss	—	—	—	—	(29,507)	(29,507)
Disposition of SCI Services, Inc. on July 5, 2001	—	—	(294,113)	—	(19,917)	(314,030)

Balance at July 5, 2001	—	—	—	—	—	—

Saxon Capital, Inc. (Successor)
Balance at July 6, 2001	—	—	—	—	—	—
Common stock issued in purchase acquisition	28,050,100	281	260,619	—	—	260,900
Costs associated with issuance of common stock	—	—	(2,615)	—	—	(2,615)
Net loss	—	—	—	—	(6,287)	(6,287)

Balance at December 31, 2001	28,050,100	281	258,004	—	(6,287)	251,998
Issuance of common stock	185,681	1	1,917	—	—	1,918
Costs associated with issuance of common stock	—	—	(654)	—	—	(654)
Comprehensive income:
Net income	—	—	—	—	27,377	27,377
Add: Change in unrealized gain on mortgage securities	—	—	—	994	—	994
Less: reclassification adjustment for unrealized gain on mortgage securities	—	—	—	(232)	—	(232)
Less: tax effect of above unrealized gain on mortgage securities	—	—	—	(297)	—	(297)
Add: gain on cash flow hedging instruments	—	—	—	9,976	—	9,976
Less: reclassification adjustment for gain on cash flow hedging instruments	—	—	—	(1,382)	—	(1,382)
Less: tax effect of gain on cash flow hedging instruments	—	—	—	(3,352)	—	(3,352)

Total comprehensive income	—	—	—	5,707	27,377	33,084

Balance at December 31, 2002	28,235,781	282	259,267	5,707	21,090	286,346
Issuance of common stock	425,976	5	4,496	—	—	4,501
Compensation expense on restricted stock units	—	—	267	—	—	267
Comprehensive income:
Net income	—	—	—	—	65,136	65,136
Less: change in unrealized loss on mortgage securities	—	—	—	(2,033)	—	(2,033)
Less: reclassification adjustment for unrealized loss on mortgage securities	—	—	—	(27)	—	(27)
Add: tax effect of above unrealized loss on mortgage securities	—	—	—	803	—	803
Less: loss on cash flow hedging instruments	—	—	—	(17,677)	—	(17,677)
Add: reclassification adjustment for gain on cash flow hedging instruments	—	—	—	1,385	—	1,385
Add: tax effect of loss on cash flow hedging instruments	—	—	—	6,345	—	6,345

Total comprehensive income (loss)	—	—	—	(11,204)	65,136	53,932

Balance at December 31, 2003	28,661,757	$287	$264,030	$(5,497)	$86,226	$345,046

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(Dollars in thousands)

	Saxon Capital, Inc.			SCI Services, Inc. (predecessor)
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
Operating Activities:
Net income (loss) from operations	65,136	$27,377	$(6,287)	$(29,507)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	33,761	14,911	7,602	16,117
Deferred income taxes	18,495	(5,816)	(11,772)	(20,492)
Impairment of assets	1,934	1,803	—	51,987
Purchase and origination of mortgage loans	—	—	—	(1,224,885)
Proceeds from sale of mortgage loans	—	—	—	661,456
Principal collections and liquidations on mortgage loans	—	—	—	4,959
Interest-only residual assets retained from securitizations	—	—	—	(32,365)
Cash received from residuals	—	—	—	25,542
Gain from sale of assets	(2,533)	(365)	—	—
Payments received on subordinate bonds	—	—	—	462
Provision for loan losses	33,027	28,117	11,861	8,423
Provision for advanced interest losses	1,029	5,211	3,400	—
Decrease (increase) in servicing related advances	3,970	(913)	(23,806)	(49,398)
Increase in accrued interest receivable	(15,451)	(22,856)	(11,905)	(3,012)
Increase in accrued interest payable	1,171	4,234	1,769	104
Increase in trustee receivable	(30,486)	(37,347)	(6,781)	—
Net change in other assets and other liabilities	(26,328)	16,932	7,842	7,355

Net cash provided by (used in) operating activities	83,725	31,288	(28,077)	(583,254)

Investing Activities:
Purchase and origination of mortgage loans	(2,886,057)	(2,512,653)	(1,151,498)	—
Principal payments on mortgage loan portfolio	1,464,591	576,035	39,948	—
Proceeds from the sale of mortgage loans	189,223	49,881	69,580	—
Proceeds from the sale of real estate owned	31,353	5,132	—	—
Decrease (increase) in restricted cash	300,178	(301,435)	—	—
Purchases of derivative instruments	—	(55,303)	(17,100)	—
Purchase of mortgage bonds	(3,000)	(6,969)	—	—
Principal payments received on mortgage bonds	2,313	3,495	—	—
Acquisition of our predecessor	—	—	(145,325)	—
Acquisition of mortgage servicing rights	(23,691)	(6,354)	(797)	(8,229)
Net capital expenditures	(8,003)	(4,864)	(1,518)	(4,064)

Net cash used in investing activities	(933,093)	(2,253,035)	(1,206,710)	(12,293)

Financing Activities:
Proceeds from issuance of securitization financing	2,482,061	2,616,954	1,374,983	—
Bond issuance costs	(20,754)	(9,983)	(4,422)	—
Principal payments on securitization financing	(1,552,649)	(576,719)	(45,404)	—
(Repayment of) proceeds from warehouse financing, net	(46,473)	191,072	(347,666)	552,311
Purchases of derivative instruments	(20,171)	—	—	—
Proceeds received from issuance of stock	4,501	1,918	260,900	—
Repayment of note payable	—	—	—	(9,500)
Contributions from former parent	—	—	—	55,300

Net cash provided by financing activities	846,515	2,223,242	1,238,391	598,111

Net (decrease) increase in cash	(2,853)	1,495	3,604	2,564
Cash at beginning of period	8,098	6,603	2,999	435

Cash at end of period	$5,245	$8,098	$6,603	$2,999

Supplemental Cash Flow Information:
Cash paid for interest	$152,919	$101,340	$24,456	$11,420
Cash paid (refunds received) for taxes	41,878	13,255	5,762	(2,475)
Non-Cash Financing Activities:
Transfer of mortgage loans to real estate owned	41,631	23,879	2,280	—

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

(1)	Organization and Summary of Significant Accounting Policies

(a)	The Company and Principles of Consolidation

Saxon Capital, Inc. (the “Company”) (NASDAQ: SAXN) was formed on April 23, 2001. The Company acquired all of the issued and outstanding capital stock of SCI Services, Inc. (“Predecessor”) from Dominion Capital, Inc. (“Dominion Capital”) on July 6, 2001. The Company had no activities between April 23, 2001 and the acquisition of Predecessor. In connection with the acquisition of Predecessor, the Company sold 28.1 million shares in a private placement offering. See Note 21 for further discussion.

The acquisition of Predecessor was recorded as a purchase. As such, the 2001 consolidated financial statements include the consolidated results of operations for the Company from July 6, 2001 to December 31, 2001 and for Predecessor from January 1, 2001 to July 5, 2001.

The Company, through its wholly-owned subsidiaries Saxon Mortgage, Inc. (“Saxon Mortgage”) and America’s MoneyLine, Inc. (“America’s MoneyLine”), is licensed to originate loans or is exempt from licensing requirements, in 49 states. Its activities consist primarily of originating and purchasing single-family residential mortgage loans and home equity loans through three production channels — wholesale, correspondent, and retail. The Company may also, as servicer of record, purchase loans from prior securitizations pursuant to the clean-up call provisions of the trusts. Loans originated or purchased by the Company are secured by a mortgage on the borrower’s property. The Company then either sells these loans or accumulates such loans until a sufficient volume has been reached to securitize into an asset-backed security. In addition, the Company, through its wholly-owned subsidiary Saxon Mortgage Services, Inc. (“Saxon Mortgage Services”), services and sub-services single-family mortgage loans throughout the country that primarily have been purchased or originated by the Company. The Company, headquartered in Glen Allen, Virginia, has operation centers of its subsidiaries in Fort Worth, Texas and Foothill Ranch, California and 27 branch offices located throughout the country at December 31, 2003. The focus of the Company is on originating and purchasing loans to homebuyers who generally do not meet the underwriting guidelines of one of the government-sponsored entities such as the Federal Home Loan Mortgage Corporation, (“Freddie Mac”), the Federal National Mortgage Association, (“Fannie Mae”), and the Government National Mortgage Association, (“Ginnie Mae”). Use of the term “Company” throughout these Notes to Consolidated Financial Statements shall be deemed to refer to or include the applicable subsidiaries of the Company.

The consolidated financial statements of the Company include the accounts of all wholly owned subsidiaries. All inter-company balances and transactions have been eliminated in consolidation.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, or GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates. The recorded balances most affected by the use of estimates are net interest income, the allowance for loan loss, valuation of servicing rights, hedging activities, and income taxes.

(c)	Trustee Receivable

On each bond payment date, each securitization trust distributes payments to their related bondholders. These loan payments are collected by the trust between bond payment cut-off dates, which is typically the 17th of each month. Therefore, all principal payments received subsequent to the cut-off date are recorded as a trustee receivable on the consolidated balance sheet to offset the bond payment liability. These principal payments are retained by the trustee until the following remittance date.

(d)	Mortgage Loan Portfolio

Mortgage loans are held for investment and consist of mortgage loans secured by single-family residential properties (which may include manufactured homes affixed to and classified as real property under applicable law), condominiums, and one-to-four unit properties. Loan origination fees and certain direct loan origination costs, as well as any premiums or discounts from acquiring mortgage loans are deferred as an adjustment to the cost basis of the loans. These fees and costs are amortized over the life of the loan on an interest method basis assuming a 35 constant prepayment rate.

The Company structures securitizations as financing transactions, and accordingly holds the securitized mortgage loans for investment, as opposed to recognizing a sale transaction that would generate a gain or loss. These securitizations do not meet the qualifying special purpose entity criteria because after the loans are securitized, the securitization trust may acquire derivatives relating to beneficial interests retained by the Company; also, the Company, as servicer, subject to applicable contractual provisions, has sole discretion to use its best commercial judgment in determining whether to sell or work out any mortgage loans securitized through a securitization trust that becomes troubled. Accordingly, following a securitization, the mortgage loans remain on the consolidated balance sheet and the securitization indebtedness replaces the warehouse debt associated with the securitized mortgage loans. The Company records interest income on the mortgage loans and interest expense on the debt securities issued in the securitization over the life of the debt obligations, instead of recognizing a one-time gain or loss upon completion of a securitization that was structured as a sale.

(e)	Provision for Mortgage Loan Loss

The Company evaluates the propriety of its allowance for loan loss monthly. Provision for loan losses on both securitized and unsecuritized mortgage loans is recorded to maintain the allowance for loan loss at an appropriate level for currently existing probable losses of principal, interest and fees, uncollected and advanced interest, and associated unamortized basis adjustments. Provisions are made for securitized loans to the extent that probable losses on these loans are borne by the Company under the terms of the securitization transactions. Provision amounts are charged as a current period expense to operations. The Company charges off uncollectible loans at the time of liquidation or at the time the loan is transferred to real estate owned. The Company defines a mortgage loan as impaired at the time the loan becomes 30 days delinquent under its payment terms. Probable losses are determined based on segmenting the portfolio relating to their contractual delinquency status, applying the Company’s historical loss experience, and other relevant economic data. Allowance for loan loss estimates are reviewed monthly and adjustments are reported in earnings when they become known. As these estimates are influenced by factors outside of the Company’s control and due to the characteristics of the portfolio and migration into various credit risks, such as mortgagee payment patterns and economic conditions, there is uncertainty inherent in these estimates, making it reasonably possible that they could change.

(f)	Called Loans

Called loans are performing or non-performing mortgage loans acquired from outstanding securitizations pursuant to the clean-up call option that the servicer holds. This option permits the servicer to purchase the remaining securitized loans when the total outstanding amount falls to a specified level, typically 10% of the original principal balance. Called loans are recorded on the consolidated balance sheets at fair value, which the Company believes approximates the price paid. The Company generally intends to either securitize or sell the mortgage loans that it acquires in these transactions.

(g)	Restricted Cash

Restricted cash of the Company includes amounts related to cash pledged as collateral to certain trusts and the Company’s deferred compensation plan. It may also include amounts related to prefunded securitizations. Prefunded amounts are held in a trust account and made available during the prefunding period to purchase subsequent mortgage loans. At the end of the prefunding period, any prefunded amounts not used to purchase mortgage loans are distributed as principal prepayments to the certificate holders or may be returned to the Company.

(h)	Securitization of Servicing Related Advances

The Company has securitized a portion of its servicing related advances related to the principal or interest advances the Company is obligated to make as servicer. This securitization is structured as a financing transaction. Accordingly, the servicing related advances remain on the consolidated balance sheet and the securitization indebtedness is recorded.

(i)	Mortgage Servicing Rights

The Company purchases third party servicing rights and accordingly recognizes the right to service those mortgage loans as an asset on its consolidated balance sheets. Mortgage servicing rights are amortized in proportion to and over the period of the estimated net servicing income and are recorded at the lower of amortized cost or fair value on the consolidated balance sheets. Mortgage servicing rights are assessed periodically to determine if there has been any impairment to the recorded balance, based on fair value at the date of the assessment and by stratifying the mortgage servicing rights based on underlying loan characteristics, specifically by date of the related securitization. In addition, the Company periodically evaluates its mortgage servicing rights for other than temporary impairment to determine if the carrying value before the application of the valuation allowance is recoverable. When the Company determines that a portion of the mortgage servicing rights are not recoverable, the related mortgage servicing rights and the previously established valuation allowance are correspondingly reduced to reflect the other than temporary impairment.

(j)	Real Estate Owned

When a loan is deemed to be uncollectible and the property is foreclosed, it is transferred to real estate owned at net realizable value. Net realizable value is defined as the property’s fair value less estimated costs to sell. Individual real estate owned properties are periodically evaluated and additional impairments are recorded, as required. Costs of holding this real estate and related gains and losses on disposition are credited or charged to operations as incurred.

(k)	Derivative Financial Instruments

The Company may use a variety of financial instruments to hedge the exposure to changes in interest rates. The Company may enter into interest rate swap agreements, interest rate cap agreements, interest rate floor agreements, financial forwards, financial futures and options on financial instruments (“Interest Rate Agreements”) to manage the sensitivity to changes in market interest rates. The Interest Rate Agreements used have an active secondary market, and none are obtained for speculation or trading. These Interest Rate Agreements are intended to provide income and cash flow to offset potential reduced net interest income and cash flow under certain interest rate environments. At trade date, these instruments and their hedging relationship are identified, designated and documented.

The Company currently accounts for its derivative financial instruments as cash flow hedges with the objective of hedging interest rate risk. On the date the derivative contract is entered into, the Company designates the derivative as a cash flow hedge, which hedges the Company’s variable rate debt. The fair value of the Company’s derivative instruments, along with any margin accounts associated with the contracts, are included in other assets or other liabilities. Any changes in fair value of derivative instruments are reported in accumulated other comprehensive income. Accumulated other comprehensive income is amortized or accreted into earnings through interest expense as the hedged transaction affects interest expense. Changes in fair value of derivative instruments related to hedge ineffectiveness and activity that does not qualify for hedge treatment are recorded as adjustments to current period earnings.

The Company documents the relationships between hedging instruments and hedged items, as well as the Company’s risk-management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives to specific assets or liabilities on the balance sheet. The Company also assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in fair values of hedged items. When it is determined that a derivative is not highly effective as a hedge or that it has ceased to be a highly effective hedge, the Company discontinues hedge accounting prospectively, as discussed below.

When hedge accounting is discontinued because it is determined that the derivative no longer qualifies as an effective hedge, the derivative will continue to be recorded on the balance sheet at its fair value. Any change in the fair value of a derivative no longer qualifying as an effective hedge is recognized in current period earnings. When a hedge is terminated it is derecognized at the time of termination, if settled. For terminated hedges or hedges that no longer qualify as effective, the effective position previously recorded remains in accumulated other comprehensive income and continues to be amortized or accreted into earnings with the hedged item.

If the hedged risk is extinguished, the Company typically terminates any applicable hedges. However, if the Company continues to hold the derivatives, they continue to be recorded on the balance sheet at fair value with any changes being recorded to current period earnings.

(l)	Interest Income

The Company earns interest income on mortgage loans as contractually due on the mortgage loan. Nonaccrual mortgage loans are loans on which accrual of interest has been suspended. Interest income is suspended on all mortgage loans when principal or interest payments are more than three months contractually past due. Accrual of income on nonaccrual mortgage loans is resumed if the receivable becomes less than three months contractually past due. Accrued interest losses are provided for within the allowance for loan loss. Prepayment penalty income is included within interest income when collected for loans in which a borrower chose to prepay before a contractual time period.

(m)	Servicing Revenue Recognition

Mortgage loans serviced require regular monthly payments from borrowers. Income on loan servicing is generally recorded as payments are collected and is based on a percentage of the principal balance of the respective loans. Loan servicing expenses are charged to operations when incurred. The contractual servicing fee is recorded as a component of interest income on the consolidated statements of operations for loans owned by the Company, and it is recorded as servicing income on the consolidated statements of operations for loans serviced for others.

(n)	Stock Options

The Company has elected to follow the intrinsic value method, in accounting for its stock options issued to employees and non-employee directors. Accordingly, the Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. Any options issued to consultants are expensed based on fair value. As of December 31, 2003, no options have been granted to consultants. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value method to stock-based employee compensation using the Black-Scholes option pricing model.

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Net income, as reported	$65,136	$27,377	$(6,287)	$(29,507)
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,536)	(2,407)	(1,068)	—

Pro forma net income	$62,600	$24,970	$(7,355)	$(29,507)

Earnings per share:
Basic – as reported	$2.28	$0.97	$(0.22)	$(1.05)

Basic – pro forma	$2.20	$0.89	$(0.26)	$(1.05)

Diluted – as reported	$2.16	$0.94	$(0.22)	$(1.05)

Diluted – pro forma	$2.08	$0.86	$(0.26)	$(1.05)

(o)	Federal Income Taxes

The Company accounts for certain income and expense items differently for income tax purposes than for financial reporting purposes. Deferred taxes represent temporary differences between GAAP and tax basis of assets and liabilities. Saxon Capital, Inc. and its subsidiaries file consolidated federal income tax returns. Before July 6, 2001, the Company’s results of operations were included in the consolidated Federal income tax return of its former parent.

The Company measures and records either a net deferred tax asset or liability for all temporary differences. Temporary differences occur when events and transactions recognized for financial reporting purposes result in taxable or tax deductible amounts in current or future periods.

(p)	Property and Equipment

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over a period of three to forty years. Additions to property, equipment, leasehold improvements, and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred.

Capital leases are classified as property and equipment in the accompanying consolidated balance sheets. The amounts representing capital lease obligations are amortized using the interest method to allocate payments between principal reduction and interest expense. The initial carrying amounts represent the present value of the future rental payments discounted at the lower of the incremental borrowing rate of the lessee or the interest rate implicit in the lease.

(q)	Goodwill

Goodwill is the excess of the cost over fair value of identifiable assets or intangibles acquired in business combinations. The acquisition of Predecessor resulted in goodwill of $3.2 million. Goodwill is included in other assets, and is not amortized but is evaluated annually for impairment.

(r)	Reclassifications

Certain amounts for 2002 and 2001 have been reclassified to conform to presentations adopted in 2003.

(s)	Recently Issued Accounting Standards

In November 2002, the Financial Accounting Standards Board (“FASB”) issued FASB Interpretation (“FIN”) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which provides interpretation of FASB Statements No. 5, 57, and 107 and rescinds FASB Interpretation No. 34. This Interpretation clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation it has guaranteed to a creditor on behalf of a third party. It also elaborates on disclosures a guarantor is to make in its interim and annual financial statements about any obligations under certain guarantees it has issued. The effective date for the initial recognition and initial measurement provisions of this Interpretation is for guarantees issued or modified after December 31, 2002; however, the disclosure requirements are effective for financial statements ending after December 15, 2002. The Company adopted the provisions of FASB Interpretation No. 45 on January 1, 2003, and it did not have a material impact on the financial position, results of operations, or cash flows of the Company.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, which was revised December 2003. This interpretation addresses consolidation by business enterprises of variable interest entities and the reporting and disclosure requirements of such. Variable interests are defined as contractual, ownership or other pecuniary interests in an entity that change with changes in the entity’s net asset value. This interpretation requires existing unconsolidated variable interest entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risks among parties involved. The primary beneficiary is one that absorbs a majority of the expected losses, residual returns, or both as a result of holding variable interests. If an entity has a variable interest in which it is the primary beneficiary, the entity must then include the variable interest entity’s assets, liabilities, and results of operations in its consolidated financial statements. This Interpretation is immediately effective and must be applied to variable interest entities created after January 31, 2003 or in which an enterprise obtains an interest in after that date. In connection with the loans the Company services for others, the Company does not own any interests in the related securitized trusts or loan pools or have any other economic interests other than those associated with acting as servicer for the related mortgage loans. Effective February 1, 2003, management adopted Interpretation No. 46, and it did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In April 2003, FASB issued Statement of Financial Accounting Standard (“SFAS”) No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. This

statement amends and clarifies financial accounting and reporting for certain derivative instruments embedded in other contracts and for hedging activities under SFAS 133. In particular, this statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN No. 45, and amends certain other existing pronouncements. This statement is effective for contracts entered into or modified after September 30, 2003 and for hedging relationships designated after September 30, 2003, with certain exceptions. Effective July 1, 2003, management adopted SFAS 149, and it did not have a material impact on the financial position, results of operations, or cash flows of the Company.

Effective June 1, 2003, the Company adopted SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. This statement establishes standards for financial instruments with both debt characteristics and equity characteristics and requires that certain instruments previously eligible for classification as equity be classified as a liability after the effective date of this statement. The requirements of this statement apply to issuers’ classification and measurement of freestanding financial instruments and does not apply to features that are embedded in a financial instrument that is not a derivative in its entirety. This statement is effective for financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption, while restatement is not permitted. The adoption of SFAS No. 150 did not have a material impact on the Company’s consolidated results of operations and financial position.

In December 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-3, Accounting for Certain Loans or Debt Securities Acquired in a Transfer, which addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. It includes such loans acquired in a purchase business combination, but does not apply to loans originated by the entity. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management has not yet determined the impact, if any, of adoption of SOP 03-3.

(2)	Subsequent Events

The Company’s JP Morgan Chase $140.0 million syndicated warehouse facility was amended on January 10, 2004, extending the termination date of the facility to April 30, 2004. On January 10, 2004, the Company’s JP Morgan Chase $150.0 million warehouse facility was amended to reduce the maximum committed amount to $110.0 million.

On January 26, 2004, the Company announced that its Board of Directors had authorized the Company to convert to a Real Estate Investment Trust (“REIT”). The merger agreement which is required in connection with the proposed REIT conversion is subject to shareholder approval and other conditions.

On February 13, 2004, the Company’s subsidiary formed for the purpose of effecting the proposed REIT conversion, Saxon REIT, Inc., filed a preliminary proxy statement/prospectus, which the Company anticipates will be amended, with the Securities and Exchange Commission on Form S-4 that provides more detailed information regarding the proposed REIT conversion. The Company plans to present the proposed REIT conversion to its shareholders for approval at its annual meeting, which is expected to be held in the second quarter of 2004. If approved, the Company expects the proposed REIT conversion to be completed during the third quarter of 2004.

On February 19, 2004, the Company closed a $1.1 billion asset backed securitization, which will be characterized as debt for both tax and financial reporting purposes.

On February 25, 2004, the Company called $136.3 million of mortgage loans from the SAST 98-1, 98-2, and 98-3 securitization pursuant to the clean-up call provision of the trust.

On February 26, 2004, the Company sold $24.5 million of delinquent mortgage loans and recognized a loss of $0.1 million.

(3)	Earnings Per Share

Basic earnings per share is based on the weighted average number of common shares outstanding, excluding any dilutive effects of options, warrants, or unvested restricted stock units. Diluted earnings per share is based on the weighted average number of common shares, dilutive stock options, dilutive stock warrants, and dilutive restricted stock units outstanding during the year. Computations of earnings per common share were as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001 (1)
	($ in thousands, except share data)
Basic:
Net income	$65,136	$27,377	$(6,287)	$(29,507)
Weighted average common shares outstanding	28,518	28,104	28,050	28,050

Earnings per share	$2.28	$0.97	$(0.22)	$(1.05)

Diluted:
Net income	$65,136	$27,377	$(6,287)	$(29,507)
Weighted average common shares outstanding	28,518	28,104	28,050	28,050
Dilutive effect of stock options, warrants and restricted stock units	1,598	1,061	—	—

Weighted average common shares outstanding – diluted	30,116	29,165	28,050	28,050

Earnings per share	$2.16	$0.94	$(0.22)	$(1.05)

(1)	Earnings per common share for periods prior to July 6, 2001 was calculated based upon the assumption that the shares issued as of July 6, 2001 were outstanding throughout the periods presented.

(4)	Mortgage Loan Portfolio

The Company’s subsidiaries purchase and originate fixed-rate and adjustable-rate mortgage loans that have a contractual maturity of up to 30 years. These mortgage loans are secured by single-family residential properties (which may include manufactured homes affixed to and classified as real property under applicable law), condominiums and one-to-four unit properties, and are recorded at amortized cost. Most of these mortgage loans are pledged as collateral for a portion of the warehouse financing and securitization financing.

Approximately 22% and 23% of the property securing the Company’s mortgage loan portfolio was located in the state of California at December 31, 2003 and 2002, respectively. No other state comprised more than 9% and 8% of the Company’s mortgage loan portfolio at December 31, 2003 and 2002, respectively.

Mortgage loans reflected on the Company’s consolidated balance sheets as of December 31, 2003 and 2002 were comprised of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Securitized mortgage loans - principal balance	$4,078,468	$2,933,099
Unsecuritized mortgage loans - principal balance	529,161	550,103
Premiums, net of discounts	53,066	42,513
Hedge basis adjustments	46,058	72,587
Deferred origination costs, net	9,374	2,203
Fair value adjustments	7,289	11,968

Total	$4,723,416	$3,612,473

From time to time, the Company may choose to sell certain mortgage loans rather than securitize them. The following chart summarizes the Company’s activity with respect to sold mortgage loans during the periods presented.

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Mortgage loans sold:
Performing mortgage loans sold:
Non conforming first lien mortgages	$76,115	$7,685	$65,849	$609,970
Conforming first lien mortgages (1)	521	—	—	—
Second lien mortgages	105,906	22,134	916	—
Delinquent mortgage loans (2)	—	22,984	3,430	5,057

Total mortgage loans sold	182,542	52,803	70,195	615,027
Basis adjustments	4,324	(2,646)	1,204	13,537
Cash received	189,223	50,522	71,399	661,456

Gain (loss) on sale of mortgage loans (2)	$2,357	$365	$—	$32,892

(1)	Loans that generally meet the underwriting guidelines of one of the government-sponsored entities such as Freddie Mac, Fannie Mae, and Ginnie Mae.

(2)	Includes real estate owned that was part of a delinquent loan sale.

(5)	Allowance for Loan Loss

The Company is exposed to risk of loss from its mortgage loan portfolio and establishes the allowance for loan loss taking into account a variety of criteria including the contractual delinquency status and historical loss experience. The allowance for loan loss is evaluated monthly and adjusted based on this review.

Activity related to the allowance for loan loss for the mortgage loan portfolio for the years ended December 31, 2003, 2002, and 2001 is as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Beginning balance	$40,227	$20,996	$3,978	$3,607
Acquisition related provision	—	—	3,072	—
Provision for loan losses (1)	34,056	33,328	15,261	8,423
Charge-offs	(30,914)	(14,097)	(1,315)	(8,052)

Ending balance	$43,369	$40,227	$20,996	$3,978

(1)	Includes $1.0 million, $5.2 million, and $3.4 million for the years ended December 31, 2003 and 2002, and for the period July 6, 2001 to December 31, 2001, respectively, related to advanced interest paid to securitization trusts but not yet collected. This amount is included as a component of interest income in the consolidated statements of operations. There were no provisions made for losses on advanced interest for the period from January 1, 2001 to July 5, 2001.

(6)	Mortgage Servicing Rights

Mortgage servicing rights, or MSRs, are initially recorded at cost and subsequently amortized in proportion to and over the period of the anticipated net cash flows from servicing the loans to arrive at the carrying value. The amount recorded on the consolidated balance sheets represents the carrying value less any temporary impairments of the Company’s servicing portfolio. As of December 31, 2003, the fair value of the mortgage servicing rights, based on independent appraisals, was measured at $46.8 million, compared to $26.8 million at December 31, 2002. The following table summarizes activity in mortgage servicing rights for the years ended December 31, 2003, 2002, and 2001:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	Year Ended December 31, 2003	Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Balance, beginning of period	$24,971	$33,847	$41,616	$47,834
Retained from securitizations	—	—	—	5,439
Purchased	23,692	6,354	797	2,790
Amortization	(6,955)	(13,427)	(8,566)	(14,447)
Permanent impairment	—	(1,569)	—	—
Temporary impairment	(453)	(234)	—	—

Balance, end of period	$41,255	$24,971	$33,847	$41,616

The following table summarizes the activity of our valuation allowance:

Valuation Allowance
($ in thousands)
Balance at January 1, 2002	$—
Temporary impairment	(1,803)
Permanent impairment	1,569

Balance at December 31, 2002	(234)

Temporary impairment	(453)
Permanent impairment	—

Balance at December 31, 2003	$(687)

As of December 31, 2003, the following table summarizes the remaining estimated projected amortization expense for the carrying value of the mortgage servicing rights for each of the five succeeding years and thereafter:

Years Ending December 31,
($ in thousands)
2004	$10,453
2005	7,018
2006	5,130
2007	4,055
2008	3,217
Thereafter	12,069

Total	$41,942

During the year ended December 31, 2003, the Company sold mortgage servicing rights to service $21.8 million in unpaid principal balances of mortgage loans and recognized a gain for $0.2 million.

Prior to July 6, 2001, MSRs were recorded on the consolidated balance sheet at the time of securitization as loans were sold; however, subsequent to July 5, 2001, no MSRs are recorded at the time of securitization as loans are financed. Key economic assumptions used in measuring the mortgage servicing rights at the date of securitization resulting from securitizations completed during 2001 were as follows (rate * per annum):

	2001
Prepayment speed	22 CPR –65 CPR	(1)
Weighted average life—loans (in years)	3.28
Residual cash flow discount rate	15.00%

*	Weighted-average rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

(1)	Fixed rate loans ramp up to 25 CPR (“Constant Prepayment Rate”) over 16 months and thereafter.

Adjustable rate loans ramp up to 65 CPR over 16 months; ramping down to 40 CPR over the subsequent 12 months and thereafter.

Second liens ramp up to 35 CPR over 16 months; ramping down to 22 CPR over the subsequent 26 months and thereafter.

Two-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 65 CPR in month 25; ramping down to 31 CPR over the subsequent 7 months and thereafter. Three-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 60 CPR in month 37; ramping down to 31 CPR over the subsequent 7 months and thereafter.

At December 31, 2003 and 2002, the fair value and weighted average life in years of the mortgage servicing rights were as follows:

	2003		2002
	Fair Value	Weighted- average life of collateral	Fair Value	Weighted- average life of collateral
	($ in thousands)
1998 Deals	$2,445	4.02	$2,984	3.00
1999 Deals	4,566	3.44	4,887	2.77
2000 Deals	5,952	3.40	6,869	3.24
2001 Deals	2,001	3.22	2,497	3.47
2002 Deals	6,711	3.49	9,515	3.74
2003 Deals	25,169	4.49	—	—

Total	$46,844		$26,752

The table below indicates the key economic assumptions and the sensitivity to immediate 20%, 25% and 50% adverse prepayment speeds used to value mortgage servicing rights as of December 31, 2003:

	Mortgage Servicing Rights
	Current Assumptions	20% Adverse Effect	25% Adverse Effect	50% Adverse Effect
	($ in thousands)
1998 Deals	27 CPR –29 CPR	$(415)	$(507)	$(910)
1999 Deals	26 CPR –27 CPR	(737)	(901)	(1,622)
2000 Deals	27 CPR –28 CPR	(964)	(1,178)	(2,120)
2001 Deals	25 CPR –38 CPR	(317)	(388)	(698)
2002 Deals	27 CPR –37 CPR	(1,310)	(1,596)	(2,830)
2003 Deals	25 CPR –28 CPR	(3,896)	(4,758)	(8,522)

Total		$(7,639)	$(9,328)	$(16,702)

The table below indicates the immediate sensitivity on the current fair value of mortgage servicing rights using a 16% and 18% discount rate as of December 31, 2003:

	Mortgage Servicing Rights
	Current Assumptions	16% Discount Rate	18% Discount Rate
	($ in thousands)
1998 Deals	12.45% - 12.88%	$(181)	$(279)
1999 Deals	12.00% - 15.50%	(276)	(466)
2000 Deals	12.98% - 13.89%	(323)	(561)
2001 Deals	13.26% - 13.40%	(116)	(194)
2002 Deals	13.95% - 15.25%	(196)	(467)
2003 Deals	15.00% - 15.14%	(573)	(1,726)

Total		$(1,665)	$(3,693)

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a constant percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. The effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.

(7)	Loan Servicing Portfolio

As of December 31, 2003 and 2002, the Company serviced a portfolio consisting of loans in all 50 states. The loan servicing portfolio as of December 31, 2003 and 2002 are summarized below:

	December 31, 2003		December 31, 2002
Investor	Number of Loans	Principal Balance	Number of Loans	Principal Balance
	($ in thousands)
Saxon Capital, Inc. (1)	35,056	$4,665,770	28,002	$3,505,255
Greenwich Capital, Inc	20,217	3,342,800	4,772	735,150
Dominion Capital (2)	17,800	1,358,506	27,691	2,355,149
Credit Suisse First Boston	3,301	388,791	6,293	823,234
Dynex Capital, Inc	567	54,922	962	98,310
Fannie Mae, Freddie Mac, and Ginnie Mae	251	5,679	1,333	36,594
Various government entities and other investors	749	83,055	573	21,868

Total	77,941	$9,899,523	69,626	$7,575,560

(1)	Includes loans securitized by Saxon Capital, Inc. since July 6, 2001.

(2)	Includes loans securitized by SCI Services, Inc. from May 1996 to July 5, 2001.

The following table summarizes information about the delinquency of the Company’s loan servicing portfolio:

	December 31,
	Owned Portfolio		Total Servicing Portfolio
Total Delinquencies and Loss Experience	2003	2002	2003	2002
	($ in thousands)
Total outstanding principal balance (at period-end)	$4,665,770	$3,505,255	$9,899,523	$7,575,560
Delinquency (at period-end):
30-59 days:
Principal balance	$295,754	$209,600	$605,980	$504,229
Delinquency percentage	6.34%	5.98%	6.12%	6.66%
60-89 days:
Principal balance	$68,019	$68,263	$138,253	$160,058
Delinquency percentage	1.46%	1.95%	1.40%	2.11%
90 days or more:
Principal balance	$43,773	$37,685	$96,388	$110,260
Delinquency percentage	0.94%	1.08%	0.97%	1.46%
Bankruptcies (1):
Principal balance	$94,524	$55,339	$300,282	$277,447
Delinquency percentage	2.03%	1.58%	3.03%	3.66%
Foreclosures:
Principal balance	$134,654	$78,910	$298,658	$245,069
Delinquency percentage	2.89%	2.25%	3.02%	3.23%
Real Estate Owned:
Principal balance	$37,896	$22,878	$107,202	$118,960
Delinquency percentage	0.81%	0.65%	1.08%	1.57%
Total Seriously Delinquent including real estate owned (2)	7.69%	7.06%	8.89%	11.25%
Total Seriously Delinquent excluding real estate owned	6.88%	6.41%	7.81%	9.68%
Net losses on liquidated loans – GAAP basis	$30,914	$14,097	$107,646	$113,389
Percentage of losses on liquidated loans	0.60%	0.18%	1.09%	1.50%
Loss severity on liquidated loans (3)	34.31%	24.75%	42.03%	38.81%

(1)	Bankruptcies include both non-performing and performing loans in which the related borrower is in bankruptcy. Amounts included for contractually current bankruptcies for the Company’s mortgage loan portfolio for December 31, 2003 and 2002 are $15,171 and $12,361, respectively. Amounts included for contractually current bankruptcies for the total servicing portfolio for December 31, 2003 and 2002 are $43,655 and $46,591, respectively.

(2)	Seriously delinquent is defined as loans that are 60 or more days delinquent, foreclosed, REO, or held by a borrower who has declared bankruptcy and is 60 or more days contractually delinquent.

(3)	Loss severity is defined as the total loss amount divided by the actual unpaid principal balance at the time of liquidation. Total loss amounts include all accrued interest and interest advances, fees, principal balances, all costs of liquidating and all other servicing advances for taxes, property insurance, and other servicing costs incurred and invoiced to us within 90 days following the liquidation date.

(8)	Servicing Related Advances

When borrowers are delinquent in making monthly payments on mortgage loans included in a securitization, the Company generally is required to advance principal and interest payments (for loans serviced for others), and insurance premiums, property taxes, and property protection costs with respect to the delinquent mortgage loans to the extent that the advances are ultimately recoverable from proceeds of the related loan or mortgaged property.

Servicing related advances at December 31, 2003 and 2002 were as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)
Escrow advances (taxes and insurance)	$32,932	$30,041
Foreclosure and other advances	15,962	14,159
Principal and interest advances	49,694	58,358

Total servicing related advances (1)	$98,588	$102,558

(1)	Includes amounts outstanding of $82.7 million and $56.7 million of servicing related advances on loans that were securitized at December 31, 2003 and 2002, respectively.

(9)	Other Assets

Other assets at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Bond issuance costs	$25,373	$11,735
Income tax receivable	19,566	—
Property and equipment, net	12,712	8,684
Hedge positions, net	7,307	4,866
Mortgage bond, net	4,925	5,433
Prepaid expenses	4,192	2,368
Goodwill	3,213	3,213
Other assets	2,671	2,646

Total other assets	$79,959	$38,945

(10)	Property and Equipment

Property and equipment at December 31, 2003 and 2002 consisted of the following:

	December 31, 2003	December 31, 2002
	($ in thousands)
Computers and software	$14,397	$8,638
Furniture and equipment	863	763
Leasehold improvements	2,309	1,429
Buildings	246	242

Total property and equipment	17,815	11,072
Accumulated depreciation and amortization	(6,363)	(2,485)

Total property and equipment, net	$11,452	$8,587

Property and equipment is included in other assets in the accompanying consolidated balance sheets. Depreciation expense was $3.9 million, $1.9 million, $0.5 million, and $3.7 million for the years ended December 31, 2003 and 2002, and for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

(11)	Investor Funds and Escrow

Investor funds totaling $171.9 million and $134.9 million were held in segregated bank accounts at December 31, 2003 and 2002, respectively. These funds are applicable to mortgage loans serviced for investors. Included in investor funds are escrow funds totaling $34.8 million, and $24.2 million at December 31, 2003 and 2002, respectively, which were also held in segregated bank accounts. These funds are applicable to mortgage loans being serviced. The funds and the related liabilities of the accounts are not included in the accompanying financial statements.

(12)	Interest-Only Residual Assets

During the period January 1, 2001 to July 5, 2001, Predecessor sold residential mortgage loans in securitization transactions. In all those securitizations, Predecessor retained servicing responsibilities and subordinated interests. Prior to July 6, 2001, Predecessor received annual servicing fees approximating 50 basis points of the outstanding balance and rights to future cash flows arising after the investors in the securitization trust have received the return for which they contracted. In addition, Predecessor received future cash flows from prepayment penalties on mortgage loans that prepaid during the contractual penalty period and other ancillary benefits. The investors and the securitization trusts had no recourse to Predecessor’s other assets for failure of debtors to pay when due. Predecessor’s retained interests were subordinate to investor’s interests. Their value was subject to credit, prepayment, and interest rate risks on the transferred financial assets.

For the period January 1, through July 5, 2001, Predecessor recognized pretax gains of $32.9 million on the securitization of residential mortgage loans.

Activity for the interest-only residual assets is summarized as follows:

SCI Services, Inc. (Predecessor)
Interest-only Residual Assets (1)
($ in thousands)
Balance at January 1, 2001	$298,415
Retained from securitization, including related hedges	32,365
Cash received	(25,542)
Gain on trading securities, net of hedge activity	111

Balance at July 5, 2001	$305,349

(1)	Includes prepayment penalties.

As part of the sale agreement between Saxon Capital Inc. and Dominion Capital the retained interests were sold to Dominion Capital. As a result, the following only reflects information for the period January 1, 2001 to July 5, 2001. Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during 2001 were as follows (rate* per annum):

SCI Services, Inc. (Predecessor)
2001
Residential Mortgage Loans (1)
Prepayments speed	22 CPR –65 CPR (2)
Weighted average life—loans (in years)	3.28
Expected credit losses	3.22%
Residual cash flow discounted at	17.00%

*	Weighted-average rates for securitizations entered into during the period for securitizations of loans with similar characteristics.

(1)	Includes prepayment penalties.

(2)	Fixed rate loans ramp up to 25 CPR (“Constant Prepayment Rate”) over 16 months and thereafter.

Adjustable rate loans ramp up to 65 CPR over 16 months; ramping down to 40 CPR over the subsequent 12 months and thereafter.

Second liens ramp up to 35 CPR over 16 months; ramping down to 22 CPR over the subsequent 26 months and thereafter.

Two-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 65 CPR in month 25; ramping down to 31 CPR over the subsequent 7 months and thereafter. Three-year hybrid loans ramp up to 32 CPR over 14 months; ramping up to 60 CPR in month 37; ramping down to 31 CPR over the subsequent 7 months and thereafter.

The table below summarizes certain cash flows received from and paid to securitization trusts during the period January 1, 2001 to July 5, 2001:

SCI Services, Inc. (Predecessor)
For the Period January 1, 2001 to July 5, 2001
($ in thousands)
Proceeds from sale of mortgage loans	$661,500
Servicing fees received	14,700
Other cash flows received on retained interests	25,500
Purchases of delinquent or foreclosed assets	(4,600)
Servicing advances, net of repayments	(49,400)
Prepayment penalties received	8,500
Master servicing fees	1,100

(13)	Subordinate Bond Investments

At the time of a securitization, Predecessor retained some of the bonds being sold. All of the bonds retained by Predecessor had been subordinate to senior classes of bonds. Interest income recognized on the subordinate bonds for the period January 1, 2001 to July 5, 2001 was $0.7 million. There were no sales of subordinate bonds during the period ended July 5, 2001. In connection with the acquisition of Predecessor on July 6, 2001, Dominion Capital retained all of the subordinate bond investments.

Activity for the subordinate bond investments for the period January 1, 2001 to July 5, 2001 is summarized as follows:

SCI Services, Inc. (Predecessor)
For the Period January 1, 2001 to July 5, 2001
($ in thousands)
Balance, beginning of period	$13,597
Principal payments	(462)
Fair value adjustment	277

Balance, end of period	$13,412

(14)	Warehouse Financing, Securitization Financing and Note Payable

A summary of the amounts outstanding and available under these agreements at December 31, 2003 and 2002 is as follows:

	December 31, 2003	December 31, 2002
	($ in thousands)
Debt Outstanding
Warehouse financing – loans and servicing advances	$101,055	$100,071
Repurchase agreements – loans	325,474	374,371
Repurchase agreements – mortgage bonds (1)	1,440	—
Securitization financing – servicing advances	100,239	66,565
Securitization financing – loans and real estate owned	4,079,050	3,280,686
Securitization financing - net interest margin	58,086	—
Note payable	25,000	25,000

Total	$4,690,344	$3,846,693

Outstanding Collateral
Warehouse financing – loans and servicing advances	$189,918	$154,515
Repurchase agreements – loans	330,815	380,377
Repurchase agreements – mortgage bonds	1,800	—
Securitization financing – servicing advances (2)	113,064	74,283
Securitization financing and net interest margin– loans and real estate owned	4,129,784	3,287,061

Total	$4,765,381	$3,896,236

Total Available Committed Borrowings
Warehouse financing – loans and servicing advances	$140,000	$140,000
Repurchase agreements – loans and mortgage bonds	1,275,000	1,275,000
Securitization financing – servicing advances	130,000	75,000

Total	$1,545,000	$1,490,000

Remaining Capacity to Borrow
Warehouse financing – loans and servicing advances	$38,945	$39,929
Repurchase agreements – loans and mortgage bonds	949,526	900,629
Securitization financing – servicing advances	29,761	8,435

Total	$1,018,232	$948,993

(1)	Amount outstanding was borrowed against an uncommitted facility.

(2)	Includes $1.6 million of principal and $21.9 million of interest on our mortgage loan portfolio at December 31, 2003 and $0.8 million of principal and $13.1 million of interest on our mortgage loan portfolio at December 31, 2002, which is included within the mortgage loan portfolio and accrued interest balances on our consolidated balance sheets, respectively.

The following table summarizes our contractual obligations at December 31, 2003:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
	($ in thousands)
Warehouse financing facility – line of credit	$101,055	$101,055	$—	$—	$—
Warehouse financing facility – repurchase agreements	325,474	260,860	64,614	—	—
Repurchase agreements – bonds	1,440	1,440	—	—	—
Securitization financing – servicing advances (1)	100,239	39,089	37,265	8,992	14,893
Securitization financing – loans and real estate owned (2)	4,079,050	1,650,594	1,524,010	363,221	541,225
Securitization financing - net interest margin(2)	58,086	41,741	16,345	—	—
Note payable	25,000	—	25,000	—	—

Total contractual cash obligations	$4,690,344	$2,094,779	$1,667,234	$372,213	$556,118

(1)	Amounts shown are estimated bond payments based on anticipated recovery of the underlying principal and interest servicing advances.

(2)	Amounts shown are estimated bond payments based on anticipated receipt of principal and interest on underlying mortgage loan collateral using historical prepayment speeds.

A summary of interest expense and the weighted average cost of funds is as follows:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, to December 31, 2001	For the Period January 1, to July 5, 2001
	($ in thousands)
Interest Expense
Warehouse financing	$1,004	$923	$162	$499
Repurchase agreements	4,976	6,733	4,317	5,288
Securitization financing	111,415	74,204	17,000	1,438
Notes payable	2,000	2,006	985	3,665
Other	3,908	3,202	993	634

Total	$123,303	$87,068	$23,457	$11,524

Weighted Average Cost of Funds
Warehouse financing	1.34%	1.52%	1.16%	1.42%
Repurchase agreements	1.90%	2.43%	3.75%	7.55%
Securitization financing	2.83%	3.26%	4.62%	—
Notes payable	8.00%	8.00%	8.00%	5.95%

Total	2.87%	3.30%	4.09%	6.20%

During the year ended December 31, 2003, the Company completed the final funding of Saxon Asset Securities Trust (“SAST”) 2002-3 ($300.2 million in principal balances and $4.4 million in unamortized basis adjustments) and three additional securitizations of mortgage loans ($2.3 billion in principal balances and $35.6 million in unamortized basis adjustments). During the year ended December 31, 2002, the Company completed three securitizations of mortgage loans ($2.2 billion in principal balances and $81.5 million in unamortized basis adjustments). During the period July 6, 2001 to December 31, 2001, the Company completed two securitizations of mortgage loans ($1.4 billion in principal balances and $44.2 million in unamortized basis adjustments).

Under its borrowing agreements, the Company is subject to certain debt covenants and is required to maintain or satisfy specified financial ratios and tests, as well as other customary covenants, representations and warranties, and events of default. In the event of default, the Company may be prohibited from paying dividends and making distributions under certain of its financing facilities without the prior approval of its lenders. At December 31, 2003, the Company was in compliance with all the covenants under the respective borrowing agreements.

(15)	Employee Savings Plan

Prior to July 6, 2001, the Company’s employees were eligible to participate in the Dominion Resources 401(k) Plan upon the employee’s sixth month of employment. Under this plan, eligible employees were able to defer up to 15% of their income on a pre-tax basis. The Company matched 50% of the employees’ first 6% of income. The total expense related to the Company’s matching contributions during the period January 1, 2001 to July 5, 2001 was $0.2 million.

Following the Company’s divestiture from Dominion Resources, the Company’s employees were immediately eligible to participate in the SCI Services, Inc. 401(k) Plan provided they were 18 years of age and scheduled to work at least 1,000 hours annually. Under the current plan, a maximum of 15% of the employees’ eligible earnings can be contributed to the plan on a pre-tax basis, and up to 20% of the employees’ eligible earnings can be contributed on an after-tax basis. The pre-tax and after-tax contributions in combination cannot exceed 20%. The Company may also make discretionary matching contributions in proportion to employees’ pre-tax contributions. Throughout 2003 and 2002, the Company contributed 3% of the employee’s eligible earnings. Additional funds may also be contributed annually at the Company’s discretion. No such additional Company contributions were made during 2003, 2002 or 2001. Effective January 1, 2004, the Company increased the company match to 4% of the employees’ eligible earnings and increased the employee deferral percentage to 25%.

Effective April 2002, the Company established the SCI Services, Inc. Deferred Compensation Plan to allow senior management employees the option of deferring a portion of eligible income into a non-qualified plan. Eligible employees may defer up to 15% of their base salary and up to 100% of their annual bonus payment into this plan on a pre-tax basis. The Company may also make discretionary matching contributions in proportion to employees’ deferred earnings. Throughout 2003 and 2002, the Company contributed 50% of the employees’ first 2% of total deferred earnings. This plan was closed to any additional deferrals as of December 31, 2003 and terminated on January 26, 2004.

The total expense related to the Company’s matching contributions for all plans for the years ended December 31, 2003 and 2002 and during the period July 6, 2001 to December 31, 2001 was $0.6 million, $0.6 million, and $0.2 million, respectively.

(16)	Income Taxes

The components of the provision for income taxes for the years ended December 31, 2003 and 2002, the period July 6, 2001 to December 31, 2001, and the period January 1, 2001 to July 5, 2001 consist of the following:

	Saxon Capital, Inc.			SCI Services, Inc. (Predecessor)
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Federal
Current	$30,573	$30,243	$7,007	$(200)
Deferred	4,759	(15,408)	(10,452)	(14,005)
State
Current	1,455	5,031	808	(1,017)
Deferred	(278)	(3,033)	(1,320)	(6,387)

Total income tax expense (benefit)	$36,509	$16,833	$(3,957)	$(21,609)

The amounts provided for income taxes differ from the amount provided at the statutory federal rate as follows:

	Saxon Capital, Inc.		SCI Services, Inc. (Predecessor)
	For the Year Ended December 31, 2003	For the Year Ended December 31, 2002	For the Period July 6, 2001 to December 31, 2001	For the Period January 1, 2001 to July 5, 2001
	($ in thousands)
Federal income tax expense (benefit) at statutory rate	$35,615	$15,473	$(3,611)	$(17,891)
State income tax expense (benefit), net	1,178	1,998	(503)	(2,300)
Federal tax (benefit) expense of state tax deduction	(412)	(699)	176	(805)
Other expense (benefit), net	128	61	(19)	(613)

Total income tax expense (benefit)	$36,509	$16,833	$(3,957)	$(21,609)

The income tax effects of temporary differences that give rise to the net deferred tax asset and liability at December 31, 2003, 2002 and 2001 are as follows:

	Saxon Capital, Inc.
	December 31, 2003	December 31, 2002	December 31, 2001
	($ in thousands)
Deferred tax asset:
Tax gain on sale of loans	$33,111	$19,758	$9,063
Amortization of intangibles	8,177	7,549	2,790
Deferred revenue	129	—	164
Allowance for loan loss	—	—	141
Original issue discount	730	15,414	—
Accumulated other comprehensive income	3,500	—	—
Other	—	14	—

Total deferred tax asset	$45,647	$42,735	$12,158

	Saxon Capital, Inc.
	December 31, 2003	December 31, 2002	December 31, 2001
	($ in thousands)
Deferred tax liability:
Deferred revenue	$—	$(430)	$—
Allowance for loan loss	(617)	(752)	—
Depreciation	(175)	(594)	(386)
Hedging transactions	(42,166)	(19,722)	—
Accumulated other comprehensive income	—	(3,649)	—
Other	(3,596)	—	—

Total deferred tax liability	$(46,554)	$(25,147)	$(386)

Net deferred tax (liability) asset	$(907)	$17,588	$11,772

The Company recognizes all of its deferred tax assets if it believes that it is more likely than not, given all available evidence, that all of the benefits of the carryforward losses and other deferred tax assets will be realized. Management believes that, based on the available evidence, it is more likely than not that the Company will realize the benefit from its deferred tax assets.

On January 1, 2003, the Company elected REIT status for one of its subsidiaries, which created a $3.2 million net state tax benefit and resulted in a lower effective tax rate for 2003. Management believes the Company will have a significant decrease in its future tax expense provided that it consummates its proposed REIT conversion.

(17)	Derivatives

The Company accounts for its derivative financial instruments as cash flow hedges, which hedge the Company’s variable rate debt. At December 31, 2003 and 2002, the fair value of the Company’s derivatives totaled $5.7 million and $0.3 million, respectively. The derivative fair value is held on the consolidated balance sheet as part of other assets. As of December 31, 2003 and 2002, hedge effectiveness recorded in accumulated other comprehensive income(loss) income was $(7.7) million with a tax benefit of $(3.0) million and $8.6 million with a tax expense of $3.4 million, respectively. Accumulated other comprehensive income (loss) relating to cash flow hedging is amortized into earnings through interest expense as the hedged risk affects earnings. The expected effect of amortization of the accumulated other comprehensive income on earnings for the next twelve months is $2.4 million of expense, depending on future performance. Hedge ineffectiveness associated with hedges resulted in $0.5 million of expense,

$0.4 million of income, and $0.2 million of expense for the years ended December 31, 2003 and 2002 and for the period July 6, 2001 to December 31, 2001, respectively.

At December 31, 2003 and 2002, the Company had $46.3 million and $72.6 million, respectively of basis adjustments on mortgage loans related to fair value hedging activity. The basis adjustment is amortized into earnings through interest income based on the life of the previously hedged loans.

(18)	SCI Services, Inc. Goodwill Impairment

In connection with the divestiture of SCI Services, Inc., the historical goodwill recorded on SCI Services, Inc.’s consolidated balance sheet was determined to be impaired as the purchase price paid for SCI Services, Inc. was substantially at net book value, excluding historical goodwill. As such, SCI Services, Inc. recorded a $45.0 million goodwill impairment charge to its consolidated statement of operations in the second quarter of 2001.

(19)	Shareholders’ Equity

On July 6, 2001, the Company purchased all of the issued and outstanding shares of capital stock of Predecessor from Dominion Capital. In connection with the acquisition of Predecessor, the Company sold 28.0 million shares of $.01 par value common stock at a price of $9.30 per share, net of underwriter’s discount, in a private placement offering. The Company incurred $0.7 million and $2.6 million of legal, consulting and accounting costs in connection with the issuance of common stock for the years ended December 31, 2002 and 2001, respectively. Simultaneously with the sale of the 28.0 million shares, the Company sold 50,000 shares to officers of Saxon Capital, Inc. at a price of $10.00 per share. A portion of the proceeds was used to acquire Predecessor, as described further in Note 21.

In connection with the Company’s private offering in 2001, the Company granted warrants to Friedman, Billings, Ramsey & Co., Inc. (“FBR”) to purchase an aggregate of 1,200,000 shares of our common stock, of which 1,080,000 shares are beneficially owned by FBR, at an exercise price of $10.00 per share. The warrants are exercisable for a period of five years, commencing on July 6, 2001. As of December 31, 2003, no warrants have been exercised.

(20)	Stock Compensation Plans

Stock Incentive Plan - The Company has established the Saxon Capital, Inc. 2001 Stock Incentive Plan (the “Stock Incentive Plan”), which provides for the issuance of stock options to eligible employees and other eligible participants. The Stock Incentive Plan also authorizes the issuance to eligible participants of other awards including restricted common stock, stock appreciation rights, or unit awards based on the value of the Company’s common stock. The maximum number of stock options or other awards authorized for issuance under the Stock Incentive Plan is reset as of January 1 of each year at the greater of (i) 2,998,556; (ii) 10.69% of the total number of then outstanding shares of common stock of the Company as of January 1 of each year; or (iii) the maximum number that has been previously awarded or granted under the Stock Incentive Plan, provided that the total number of shares authorized to be issued under the Stock Incentive Plan may not exceed 6,000,000 shares.

The Compensation Committee of the Board of Directors administers the Stock Incentive Plan, and has full authority to select the recipients of awards, to decide when awards are to be made, to determine the type and number of awards, and to establish the vesting requirements and other features and conditions of each award.

All outstanding stock options granted by the Company vest over a 4-year period and have a 10-year life. Upon shareholder approval of the merger agreement required in connection with the proposed REIT conversion, all outstanding stock options and restricted stock units will become immediately vested. Saxon REIT, Inc. will assume any outstanding options or other rights to acquire the Company’s common stock that are not exercised on or before closing of the proposed merger.

In addition to the 2,295,000 options outstanding at December 31, 2003 pursuant to the Stock Incentive Plan, 475,000 stock options were granted by the Company in 2001 to non-employee members of its Board of Directors and were outstanding at December 31, 2003.

The following table summarizes the transactions relating to the Company’s stock options for the periods presented:

	Number of Options	Weighted Average Exercise Price
Options outstanding, July 6, 2001	—	—
Options granted	3,274,000	$10.02
Options cancelled	(68,500)	$10.04

Options outstanding, December 31, 2001 (includes 2,730,500 options outstanding under the Stock Incentive Plan)	3,205,500	$10.02

Options granted	100,062	$11.80
Options exercised	(102,562)	$10.02
Options cancelled	(32,250)	$10.10

Options outstanding, December 31, 2002 (includes 2,701,000 options outstanding pursuant to the Stock Incentive Plan)	3,170,750	$10.08

Options granted	60,000	$12.54
Options exercised	(367,750)	$10.01
Options cancelled	(93,000)	$10.05

Options outstanding, December 31, 2003 (includes 2,295,000 options outstanding under the Stock Incentive Plan)	2,770,000	$10.14

The following table summarizes additional information concerning outstanding and exercisable stock options at December 31, 2003.

Number of Options Outstanding	Remaining Contractual Life in Years	Exercise Price	Number of Options Exercisable
2,110,000	7.5	$10.00	1,047,500
502,500	7.8	$10.10	237,750
90,000	8.6	$11.63	22,500
7,500	8.6	$14.15	1,875
60,000	9.2	$12.54	—

2,770,000			1,309,625

As of December 31, 2003, no options have been granted to consultants. The Company does not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying stock on the grant date. For the year ended December 31, 2003, the Company determined the pro-forma information as if the Company had accounted for stock options granted during 2003, 2002, and 2001 under the fair value method of SFAS 123. The weighted average fair value of options granted in 2003, 2002, and 2001 was $8.18 per share, $7.91 per share and $4.83 per share, respectively. The Black-Scholes option pricing model was used with the following weighted average assumptions for options issued in the respective years:

	Year Ended December 31, 2003	Year Ended December 31, 2002	Year Ended December 31, 2001
Risk-free interest rate	3.96%	4.18% - 4.47%	4.60% - 5.41%
Dividend yield	—	—	—
Volatility factor	50.00%	51.08%	23.56%
Weighted average expected life	10 years	10 years	10 years

Restricted Stock Units—On September 4, 2003, the Company granted 180,000 restricted stock units under the Company’s 2001 Stock Incentive Plan to the Company’s Chief Executive Officer, Chief Operating Officer and Chief Financial Officer, and the Company granted 60,000 restricted stock units to its non-employee directors. These restricted stock units were valued at $17.28 per share, with 48,000 of the awards scheduled to vest each year over the subsequent five years. All of the awards are expensed on a straight-line method over the scheduled vesting period. The expected annual expense related to these grants in 2004, 2005, 2006, 2007 and 2008 is $0.8 million, $0.8 million, $0.8 million, $0.8 million, and $0.6 million, respectively. Compensation expense related to the restricted stock units for the year ended December 31, 2003 was $0.3 million.

Employee Stock Purchase Plan – The Company’s Employee Stock Purchase Plan authorizes the issuance of up to a total of 1,000,000 shares of common stock to participating employees. The 1,000,000 share aggregate limitation shall be adjusted proportionately for any increase or decrease in the number of outstanding shares of the stock. Under the terms of the Stock Purchase Plan, eligible employees may have up to 15% of eligible compensation deducted from their pay to purchase common stock. The per share purchase price is 85% of the last transaction price per share of our common stock on the last trading day of the offering period. Employees did not begin participating in the Stock Purchase Plan until fiscal year 2002. Activity related to the Company’s Employee Stock Purchase Plan for the years ended December 31, 2003 and 2002 was as follows:

Issuance Date	Shares Issued	Issuance Price	Proceeds
(amounts in thousands, except issuance price per share)

For the Year Ended December 31, 2003
March 31, 2003	20.3	$11.31	$230
June 30, 2003	12.5	$14.69	$184
September 30, 2003	14.6	$14.57	$213
December 31, 2003	10.8	$17.81	$192

For the Year Ended December 31, 2002
January 30, 2002	30.3	$9.80	$297
March 28, 2002	8.3	$12.55	$104
June 28, 2002	12.2	$13.83	$169
September 30, 2002	18.4	$9.41	$173
December 31, 2002	14.0	$10.63	$148

(21)	Disclosure about Financial Instruments

Fair value of financial instruments is defined as the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced or liquidation sale. In cases where market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. Certain financial instruments due to their nature and all non-financial instruments are excluded from this disclosure.

The following methods and assumptions were used to estimate the fair value of the Company’s financial instruments:

Mortgage loan portfolio – The mortgage loan portfolio’s fair value is determined by the projected carrying cost or a market price based upon investor demand. The fair value of the principal balance of the mortgage loan portfolio at December 31, 2003 and 2002 is $4.8 billion and $3.6 billion, respectively. At December 31, 2003 and 2002, the carrying values of the mortgage loan portfolio are $4.7 billion and $3.6 billion, respectively.

Mortgage bonds – At December 31, 2003 and 2002 mortgage bonds are held on the consolidated balance sheets at fair value in other assets. The mortgage bonds’ fair value is based on the remaining principal and interest cash flows at December 31, 2003 and 2002, discounted at 15%.

Derivative instruments – At December 31, 2003 and 2002, derivative instruments are held on the consolidated balance sheets in other assets. These items are recorded at fair value using broker prices.

Securitization financing – Securitization financing is the debt associated with the asset-backed securitizations and is floating with interest rates that adjust to market rates. The carrying values for securitization financing at December 31, 2003 and 2002 approximate fair value.

Note payable – The fair value of the note payable with a fixed interest rate is determined by the present value of future payments based on interest rate conditions at December 31, 2003 and 2002. The fair value of the note payable at December 31, 2003 and 2002 is $24.7 and $26.2 million, respectively. At December 31, 2003 and 2002, the carrying value of the note payable is $25.0 million.

Warehouse financing – Warehouse financing is secured by unsecuritized mortgage loans and is floating with interest rates that adjust to market rates, and accordingly the carrying value is considered a reasonable estimate of fair value.

(22)	Acquisition of SCI Services, Inc. and Issuance of Common Stock

On July 6, 2001, Saxon Capital, Inc. issued 28,000,000 shares of $.01 par value common stock at a price of $9.30 per share (net of underwriter’s discount) and 50,000 shares at a price of $10.00 per share. A portion of the proceeds was used to acquire SCI Services, Inc., as described below.

On July 6, 2001, the Company, acquired 100 percent of the issued and outstanding common shares of SCI Services, Inc. from Dominion Capital at a price equal to its adjusted book value (excluding certain assets, liabilities and existing goodwill at closing), plus a $5 million premium. In addition, SCI Services, Inc. paid a $6.7 million premium for mortgage loans held for sale, which represented the increase in value of mortgage loans after February 28, 2001. Dominion Capital retained interest-only residual assets, and subordinated bonds that the Predecessor had retained from securitizations before July 6, 2001. In addition, the due to Dominion Capital liability and all tax liabilities were paid at closing. The aggregate purchase price was $170.3 million, including $145.3 million of cash and a $25 million note payable to Dominion Capital. The note to Dominion Capital pays interest at 8% per annum and is due in full on July 6, 2006.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

At July 6, 2001

($ in thousands)

Cash	$2,999
Mortgage loans held for sale	669,680
Mortgage servicing rights	41,616
Servicing related assets	81,526
Furniture, fixtures and equipment	4,755
Other assets	6,925

Total assets acquired	$807,501

Warehouse financing	$631,036
Other current liabilities	10,973

Total liabilities acquired	642,009

Net assets acquired	165,492
Purchase price paid	170,325

Goodwill	$4,833

The acquisition of SCI Services, Inc. resulted in goodwill of $4.8 million at July 6, 2001. Accrued loss contingencies originally anticipated at that time were realized at a lower amount than originally anticipated; accordingly, the goodwill balance was reduced to $3.2 million due to purchase accounting adjustments. Goodwill, which is included in other assets, will not be amortized but will be evaluated annually for impairment. As of June 30, 2003, goodwill was evaluated and was not considered to be impaired.

(23)	Commitments and Contingencies

Leases

The Company’s subsidiaries are obligated under non-cancelable operating leases for property and both operating and capital leases for equipment. Minimum annual rental payments as of December 31, 2003 are as follows:

	Real Property	Equipment
	Operating	Operating	Capital	Total
Years Ending December 31,	($ in thousands)
2004	$5,155	$2,505	$3	$7,663
2005	4,549	649	—	5,198
2006	3,592	20	—	3,612
2007	2,780	5	—	2,785
2008	1,727	—	—	1,727
Thereafter	817	—	—	817

Total	$18,620	$3,179	$3	$21,802

Imputed interest rate			4.9%
Present value of net minimum lease payments			$3

For the years ended December 31, 2003 and 2002, rental and lease expense amounted to $8.7 million and $6.8 million, respectively. Rental and lease expense amounted to $3.0 million and $2.7 million for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

Mortgage Loans

At December 31, 2003 and 2002, the Company’s subsidiaries had commitments to fund mortgage loans with agreed-upon rates of approximately $144.3 million and $339.3 million, respectively. These amounts do not necessarily represent future cash requirements, as some portion of the commitments are likely to expire without being drawn upon or may be subsequently declined for credit or other reasons.

In connection with the approximately $1.4 billion of mortgage loans securitized in off balance sheet transactions from May 1996 to July 5, 2001, and which are still outstanding as of December 31, 2003, the Company’s subsidiaries made representations and warranties about certain characteristics of the loans, the borrowers, and the underlying properties. In the event of a breach of these representations and warranties, the Company may be required to remove loans from a securitization and replace them with cash or substitute loans. At December 31, 2003 there were no such breaches for any loans that had been securitized.

In the normal course of business, the Company is subject to indemnification obligations related to the sale of residential mortgage loans. Under these indemnifications, the Company is required to repurchase certain mortgage loans that fail to meet the standard representations and warranties included in the sales contracts. Based on historical experience, total mortgage loans repurchased pursuant to these indemnification obligations would not have a material impact on the Company’s statements of operations, and therefore have not been accrued for as a liability on the Company’s consolidated balance sheets.

The Company is subject to premium recapture expenses in connection with the sale of residential mortgage loans. Premium recapture expenses represent repayment of a portion of certain loan sale premiums to investors on previously sold loans which subsequently payoff within six months of loan sale. The Company accrues an estimate of the potential refunds of premium received on loan sales based upon historical experience. At December 31, 2003, the liability recorded for premium recapture expense was $0.2 million.

Legal Matters

Because the business of the Company’s subsidiaries involves the collection of numerous accounts, the validity of liens and compliance with various state and federal lending laws, the Company or its subsidiaries are subject, in the normal course of business, to various legal proceedings. The resolution of these lawsuits, in management’s opinion, will not have a material adverse effect on the financial position or the results of operations of the Company.

America’s MoneyLine is named in a case brought as a class action in Illinois. The plaintiff alleges that America’s MoneyLine charged a courier fee in connection with the closing of her loan that was not properly collected or disclosed, constituting violation of the Illinois Consumer Fraud Act and similar laws, if any, in other states, and unjust enrichment as to the plaintiff and a similarly situated class of borrowers. If the plaintiff achieves nationwide class certification and the case is decided adversely to America’s MoneyLine, the potential loss could materially and adversely affect the Company’s business. At this time, the Company cannot predict the outcome of this matter and cannot reasonably estimate a range of possible loss given the current status of the litigation; accordingly, no amounts have been accrued in the Company’s accompanying consolidated financial statements.

One of the Company’s subsidiaries, Saxon Mortgage Services, was named in a matter filed in the United States District Court for the Northern District of Illinois, Eastern Division as a class action. The plaintiffs alleged that Saxon Mortgage Services collected prepayment penalties on loans that had been accelerated, constituting violations of the Illinois Interest Act, the Illinois Consumer Fraud Act, similar laws, if any, in other states, and a breach of contract. The claims of one of the named plaintiffs have been settled, and the claims of the remaining named plaintiff against Saxon Mortgage Services have been dismissed without prejudice. The remaining named plaintiff re-filed the action in State Court. On the Company’s motion, the action was removed to Federal Court. The parties have agreed to a settlement that would require the Company to pay approximately $0.2 million to a group of 27 former Illinois borrowers and their attorneys in exchange for a dismissal. Accordingly, the Company has accrued $0.2 million in the Company’s accompanying consolidated financial statements. The settlement is contingent on negotiation and execution of a settlement agreement between the parties, entry by the court of the parties’ joint motion for preliminary approval of the settlement agreement and notice to class members, and a hearing on and finding of fairness and reasonableness of the settlement by the Court.

Insurance Policies

As of December 31, 2003, the Company carried a primary directors and officers liability insurance policy for $10 million, excess directors and officer’s liability insurance policies totaling $40 million and key man insurance policies in the amount of $9.6 million. In addition, the Company carried a banker’s professional/lenders liability policy, a mortgage protection policy, a fiduciary liability policy and an employment practices liability policy for $10 million each; a financial institutions bond and a commercial umbrella coverage for $15 million each; a commercial general liability policy and a property insurance policy for $1 million per occurrence; and a business auto policy and worker’s compensation policy for $1 million per occurrence. For the years ended December 31, 2003 and 2002, insurance expense amounted to $2.8 million and $1.6 million, respectively. Insurance expense amounted to $0.4 million and $0.2 million for the periods July 6, 2001 to December 31, 2001 and January 1, 2001 to July 5, 2001, respectively.

(24)	Related Party Transactions

At December 31, 2003 and 2002, the Company had $12.0 million and $8.1 million, respectively, of unpaid principal balances within its mortgage loan portfolio related to mortgage loans originated for executive officers, officers, and employees of the Company. These mortgage loans were underwritten to the Company’s underwriting guidelines. When making loans to officers and employees, the Company waives loan origination fees that otherwise would be paid to the Company by the borrower and reduces the interest rate by 25 basis points from the market rate. Effective December 1, 2002, the Company no longer renews or makes any new loans to its executive officers or directors. The Company has never made loans to any of its outside directors.

(25)	Segments

The operating segments reported below are the segments of the Company for which separate financial information is available and for which net revenues and net operating income amounts are evaluated regularly by management in deciding how to allocate resources and in assessing performance.

The portfolio segment uses the Company’s equity capital and borrowed funds to invest in its mortgage loan portfolio, thereby producing net interest income. The servicing segment services loans, seeking to ensure that loans are repaid in accordance with their terms. The wholesale segment purchases and originates non-conforming residential mortgage loans through relationships with various mortgage companies and mortgage brokers. The correspondent segment purchases mortgage loans from correspondent lenders following a complete re-underwriting of each mortgage loan. The retail segment originates non-conforming mortgage loans directly to borrowers through its 27 branch offices.

Segment net revenues and net operating income amounts include the following:

Portfolio Segment

•	net interest income after provision for mortgage loan losses,

•	gain on sale of mortgage assets, and

•	general and administrative expenses.

Servicing Segment

•	servicing income,

•	general and administrative expenses, and

•	other income and expense.

Wholesale, Correspondent, and Retail Segments

•	general and administrative expenses, and

•	other income and expense.

The wholesale, correspondent, and retail segments collect revenues, such as origination and underwriting fees and other certain nonrefundable fees, that are deferred and recognized over the life of the loan as an adjustment to interest income recorded in the portfolio segment. As such, these fees are not included below in the wholesale, correspondent, and retail segments.

Management evaluates assets only for the servicing and portfolio segments. Assets not identifiable to an individual segment are corporate assets, which are comprised of cash and other assets.

	Saxon Capital, Inc.			Predecessor
	2003	2002	July 6 to December 31, 2001	January 1 to July 5, 2001
	($ in thousands)
Segment Net Revenues:
Portfolio revenues, net of interest expense and provision for mortgage loan losses	$179,267	$111,579	$15,646	$28,276
Servicing revenues, net of amortization and impairment	32,134	22,924	11,577	16,670
Wholesale	—	—	—	—
Correspondent	—	—	—	—
Retail	—	—	—	—

Total segment net revenues	$211,401	$134,503	$27,223	$44,946

Segment Net Operating Income:
Portfolio	$174,299	$98,404	$11,890	$(29,438)
Servicing (1)	6,126	2,001	2,006	5,873
Wholesale	(32,718)	(28,045)	(11,586)	(12,971)
Correspondent	(12,721)	(8,341)	(4,471)	(6,998)
Retail	(33,341)	(19,809)	(8,083)	(7,582)

Total segment net operating income	$101,645	$44,210	$(10,244)	$(51,116)

Segment Assets:	December 31, 2003	December 31, 2002
Portfolio	$4,833,785	$3,971,002
Servicing	139,843	127,529

Total segment assets	$4,973,628	$4,098,531

Corporate assets	85,204	64,631

Total assets	$5,058,832	$4,163,162

(1)	The Company includes all costs to service mortgage loans within the servicing segment.

(26)	Regulatory Requirements

The Company and its wholly-owned subsidiaries are subject to a number of minimum net worth requirements resulting from contractual agreements with secondary market investors and state-imposed regulatory mandates. The most stringent net worth requirement imposed upon the Company is imposed by Ginnie Mae in connection with loans serviced by the Company on behalf of Ginnie Mae. The table below summarizes the Ginnie Mae net worth requirements as of December 31, 2003 and 2002, respectively.

	2003	2002
	($ in thousands)
Ginnie Mae Net Worth Requirement	$275	$452
Adjusted Net Worth, as defined under contractual agreements with Ginnie Mae	$304,531	$247,162
Excess Net Worth	$304,256	$246,710

In the event the Company becomes in default of these minimum net worth requirements, Ginnie Mae maintains the contractual right to suspend or terminate the Company’s status as a servicer, which could have a significant adverse impact to the Company’s operations.

Supplementary Data

Summary of Selected Quarterly Results (unaudited)

	Saxon Capital, Inc.
	2003				2002
	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	($ in thousands)
Net interest income	$54,237	$54,346	$52,584	$48,594	$42,807	$38,447	$32,544	$25,533
Provision for loan losses	(6,219)	(8,517)	(9,677)	(8,614)	(6,912)	(6,124)	(7,987)	(7,094)

Net interest income after provision for loan losses	48,018	45,829	42,907	39,980	35,895	32,323	24,557	18,439

Net income	$20,202	$16,619	$15,431	$12,884	$11,811	$8,524	$5,057	$1,985

Basic earnings per common share	$0.71	$0.58	$0.54	$0.46	$0.42	$0.30	$0.18	$0.07
Diluted earnings per common share	$0.66	$0.55	$0.51	$0.44	$0.41	$0.29	$0.17	$0.07